UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 0-16244

CUSIP NUMBER 922417 10 0

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Veeco Instruments Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Terminal Drive
Address of Principal Executive Office (Street and Number)

Plainview, New York 11803
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Veeco Instruments Inc. (“Veeco” or the “Company”) is unable to file, without unreasonable effort or expense, its quarterly report on Form 10-Q for the quarter ended March 31, 2013.  Additional time is needed because the Company is in the process of evaluating the timing of the recognition of revenue and related expenses on the sale of certain of its products.  This accounting review was announced on November 15, 2012 in conjunction with the Company’s delayed filing of its quarterly report on Form 10-Q for the quarter ended September 30, 2012.

The accounting review arose from the application of accounting principles related to multiple element arrangements to sales by the Company of Metal Organic Chemical Vapor Deposition (MOCVD) systems in certain transactions originating in 2009 and 2010.  These systems were delivered, accepted and paid for in full and revenue was recognized on these transactions in prior periods.  We are conducting further analysis to determine whether the revenue and related expenses were recognized in the appropriate accounting period.  We are also undergoing a comprehensive review of similar multiple element arrangements since 2009.  The Company continues to work with its independent auditor, Ernst & Young LLP, to address these matters.  If the Company is required to change the timing of its recognition of any revenue, there could be a shift in revenue between accounting periods.  These shifts in revenue could constitute material changes to the Company’s results of operations and financial condition for various periods.

The primary focus of the Company’s accounting review to date concerns whether the Company correctly interpreted and applied generally accepted accounting principles relating to revenue recognition for multiple element arrangements as set forth in Securities and Exchange Commission Staff Accounting Bulletin No. 104: Revenue Recognition, and  ASC 605-25 - Revenue Recognition:  Multiple Element Arrangements (formerly known as EITF 00-21 and EITF 08-01), to certain sales of Veeco products.

Veeco often enters into large orders with its customers consisting of several deliverables.  For accounting purposes, these are called multiple element arrangements, and can include systems, upgrades, spare parts, service, installation, as well as certain other items.  The accounting review is examining numerous sales transactions to determine whether the Company appropriately (1) identified all of the elements in its arrangements with customers, (2) determined the proper units of accounting as part of the arrangements, and (3) allocated the arrangement’s consideration to each of the units of accounting under the applicable accounting standards.  This accounting process requires interpretation of complex accounting rules as well as the application of significant judgment.  These interpretations and judgments affect the timing and/or amount of revenue recognized in a period.

In its historic financial statements, the Company generally recognized revenue on the sale of MOCVD and similar products at the time of shipment and/or customer acceptance.  The Company is evaluating whether the applicable accounting standards require that the revenue for certain products be deferred until later dates.

The Company continues to conduct the review.  At this time, the Company has not yet determined whether a restatement will be required.  If a restatement is required, it is expected that it would result in a change in the timing of certain historically reported revenues and related expenses.  Any adjustments are not expected to impact the Company’s reported cash balance.

The Company intends to file the Company’s Forms 10-Q and 10-K as soon as reasonably practicable after these accounting matters have been addressed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David D. Glass	516	677-0200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No

	The registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 and Annual Report on Form 10-K for the year ended December 31, 2012 have not been filed.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Veeco Instruments Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 10, 2013	By	/s/ Gregory A. Robbins
Senior Vice President and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).